Corporate Office

6717 Pointe Inverness Way, Suite 200

Fort Wayne, Indiana 46804

(260) 459-3553

(260) 969-3587 fax

www.steeldynamics.com

April 17, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 7010

Washington, D.C.  20549-7010

Attention: Mr. Dale Welcome, Staff Accountant

RE         Staff Comments Regarding Steel Dynamics, Inc.’s Form 10-K for the year ended December 31, 2008
 SEC File No. 000-21719

Dear Mr. Welcome:

On behalf of the Registrant, Steel Dynamics, Inc., I am pleased to provide the following responses to the comments of the Staff of the Securities and Exchange Commission, in the letter dated April 3, 2009 (the “Comment Letter”), with respect to our filing on Form 10-K.

The numbered paragraphs and headings correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.  All page numbers refer to the page numbers contained in the referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 37

1.              We note from your Form 8-K filed on March 12, 2009 that you expect to incur a net loss in the first quarter of 2009.  Since you also incurred a net loss in the 4th quarter of 2008, please expand your disclosure in future filings to address this negative trend, to discuss management’s plans to reverse such trends, to discuss the risks and uncertainties related to those plans, and to discuss the potential consequences if those plans are not successful.  In addition, please address the recent global economic downturn and its expected future impact on your operations and financial position.  Also, expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events may impact your sources of liquidity, if any.

The Registrant agrees. In future filings, Registrant will expand its discussions regarding the above referenced matters in its Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Critical Accounting Policies and Estimates, page 49

Goodwill and Other Indefinite-Lived Intangible Assets, page 50

2.              In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please disclose the following in future filings:

•                  Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analysis;

•                  How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

•                  How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and

•                  How you have considered decreases in your market capitalization.  ..

The Registrant agrees. In future filings, Registrant will expand its discussions regarding its judgments in accounting for goodwill and utilized valuation methodologies in its Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation.

In addition, Registrant acknowledges the following:

•                  Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your prompt attention to this response.  If you, or any other member, of the Staff has any further questions or comments concerning these responses, please telephone the undersigned at 260.969.3567.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler

Theresa E. Wagler
Chief Financial Officer